AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 18, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Supplement to Statement of Defendants-Appellees T. Rowe Price and AIM on the Effect of Dabit on This Case** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

UNITED STATES COURT OF APPEALS
FOR THE SEVENTH CIRCUIT
CHICAGO, ILLINOIS 60604

T. K. PARTHASARATHY, EDMUND WOODBURY, STUART A. SMITH and SHARON SMITH, Plaintiffs-Appellants, Nos. 05-3548 and 05-3585 v. T. ROWE PRICE INTERNATIONAL FUNDS INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and A I M ADVISORS, INC., Defendants-Appellees.	Appeals from the United States District Court for the Southern District of Illinois Nos. 03 C 673 05 C 302 David R. Herndon, Judge

SUPPLEMENT TO STATEMENT OF DEFENDANTS-APPELLEES
T. ROWE PRICE AND AIM ON THE EFFECT OF *DABIT* ON THIS CASE

1. We respectfully submit that developments subsequent to the filing of our Statement of April 4, 2006 on behalf of the T. Rowe Price and AIM Defendants further demonstrate that the District Court judgments of dismissal in their favor should be affirmed by this Court. The T. Rowe Price and AIM Defendants are differently situated from all other defendants in the Kircher cases, which were the subject of the recent reversal by the Supreme Court for want of appellate jurisdiction in this Court.

2. Unlike all other defendants in the Kircher cases, the T. Rowe Price and AIM Defendants did not appeal remand orders and, thus, there is no infirmity in this Court's appellate

jurisdiction with respect to the T. Rowe Price and AIM Defendants. All other defendants in the Kircher cases came to this Court on appeals of remand orders—the T. Rowe Price and AIM Defendants, by contrast, came to this Court by way of appeals of removals by the T. Rowe Price and AIM Defendants under SLUSA.

3. This Court, in affirming the dismissals as against the Franklin Defendants in Bradfisch (see 2006 WL 137095, May 19, 2006), implicitly recognized that it has appellate jurisdiction with respect to the T. Rowe Price and AIM Defendants, who are here identically situated, jurisdictionally, to the Franklin Defendants in Bradfisch. As this Court held in Bradfisch, supra:

> These appeals are not affected by the grant of certiorari [or, by extension, the reversal] in *Kircher*. The Supreme Court limited the writ to a dispute about appellate jurisdiction of appeals by defendants from remand orders under the SLUSA. These defendants did not appeal from the district court's orders in 2004, remanding the suits. They removed again following the decision on the merits in *Kircher*, and the only appeals have been filed by the plaintiffs.

4. Given the existence of appellate jurisdiction in this Court, the Supreme Court's approval in Dabit of the substantive preemption by SLUSA of these cases, compels affirmance of the dismissal of the cases against the T. Rowe Price and AIM Defendants.[1]

Dated: July 17, 2006

---

[1] The mere fact that the T. Rowe Price and AIM Defendants were joined as defendants in an action with a third defendant (Artisan Partners), which is a total "stranger" to them and which, unlike the T. Rowe Price and AIM Defendants, did appeal remand, should not impact the T. Rowe Price and AIM Defendants. Judge Herndon, unlike Judges Murphy and Reagan (the District Judges in the Franklin cases), dismissed the T. Rowe Price and AIM Defendants on the ground that the Seventh Circuit mandate in Kircher required dismissal of all defendants, but he could equally well have dismissed on the alternate ground that the T. Rowe Price and AIM Defendants had successfully removed a second time under SLUSA, which Plaintiffs did not address in the District Court. It is undisputed that the second removal, under SLUSA, was the path of the T. Rowe Price and AIM Defendants to this Court.

Respectfully submitted,

POLLACK & KAMINSKY
Attorneys for Defendants-Appellees
T. Rowe Price International Funds, Inc.,
T. Rowe Price International, Inc.,
AIM International Funds, Inc. and
A I M Advisors, Inc.

in Nos. 05-3548
05-3585

by: Daniel A. Pollack
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700

-and-

ARMSTRONG TEASDALE, LLP

by: Lisa M. Wood
Frank N. Gundlach
Jacqueline Ulin Levey
Lisa M. Wood
One Metropolitan Square
Suite 2600
St. Louis, MO 63102-2740
Tel.: (314) 621-5070